575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

November 19, 2010

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Supplemental Correspondence Relating to

Pre-Effective Amendment No. 1 to Registration on Form S-1

ETFS White Metals Basket Trust

Registration No.: 333-167166

Dear Ladies and Gentlemen:

On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of the ETFS White Metals Basket Trust (the “Trust”), we are filing with this supplemental correspondence in connection with the filing of pre-effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical WM Basket Shares under the Securities Act of 1933 (the “Securities Act”).

For the purposes of facilitating staff review, we have provided certain exhibits in draft form with the Amendment, and we provide additional materials herewith. Enclosed with this correspondence are (i) a copy of the Amendment that has been marked to show changes as against the Registration Statement (filed on May 27, 2010) and (ii) copies of the following exhibits marked to show changes as against the final exhibits filed with the Sponsor’s most recently launched trust, the ETFS Precious Metals Basket Trust (“PM Basket”):

•	4.1 Depositary Trust Agreement
•	5.1 Legality Opinion of Katten Muchin Rosenman
•	8.1 Tax Opinion of Katten Muchin Rosenman
•	10.1 Allocated Account Agreement
•	10.2 Unallocated Account Agreement
•	10.4 Marketing Agent Agreement
•	99.9 UK Law Opinion of Katten Muchin Rosenman Cornish

Please note that Exhibit 4.2 Authorized Participant Agreement is the same exhibit as that which was filed for PM Basket.

Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing or the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Anne Nguyen Parker
Mr. Kevin Dougherty
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Gregory Xethalis